CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003705

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FEB 27 2002

SEC FILE NUMBER
8- 49490

FV 3/5/02

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Jan 1 2001 AND ENDING Dec 31 2001
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prisma & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Prisma & Company 1 Northfield Plaza
(No. and Street)

Northfield IL 60093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sri Sankaran 847 604 3423
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey Baer & Associates 274 Kenmore
(Name – *if individual, state last, first, middle name*)

Deerfield IL 60015
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/02 SS

***JEFFREY BAER & ASSOCIATES, LTD.***
Certified Public Accountants
254 Kenmore Avenue
Deerfield, IL 60015-4745

Member
American Institute of Certified Public Accountants

Telephone 847-317-1780
Facsimile 847-317-1781

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Prisma & Company

I have audited the accompanying statement of financial condition of Prisma & Company as of December 31, 2001 and the related statements of income, changes in liabilities subordinated to claims of general creditors and stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Prisma & Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prisma & Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Deerfield, Illinois
February 20, 2002

# PRISMA & COMPANY

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2001

#### ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 15,440 |
| Total Assets | $ 15,440 |

#### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | $ 0 |
| Stockholders' Equity: | |
| Common Stock-Class A, No Par Value, 100 Shares Authorized, 100 Shares Issued & Outstanding | 100 |
| Additional Paid-in Capital | 242,485 |
| Retained Earnings | (227,145) |
| Total Stockholders' Equity | 15,440 |
| Total Liabilities & Stockholders' Equity | $ 15,440 |

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF INCOME

For the Year Ended December 31, 2001

| | |
|---|---|
| Revenue: | |
| Consulting Income | $ 2,363 |
| Interest Income | 113 |
| | 2,476 |
| Expenses: | |
| Communications | 1,574 |
| Compliance & Regulatory Fees | 3,625 |
| Payroll Taxes | 2,375 |
| Professional Fees | 8,795 |
| Salaries | 24,060 |
| Other Operating Expenses | 2,146 |
| | 42,575 |
| Net Income | $ (40,099) |

The accompanying notes are an integral part of the financial statements.



JEFFREY BAER & ASSOCIATES, LTD.
Certified Public Accountants

PRISMA & COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

| | Liabilities Subordinated to Claims of General Creditors | Class A Common Stock | Capital In Excess of Par Value | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance of January 1, 2001 | $ -0- | $ 100 | $209,985 | $(187,046) | $ 23,039 |
| Net Income (Loss) | | | 32,500 | ( 40,099) | ( 7,599) |
| Balance as of December 31, 2001 | $ -0- | $ 100 | $242,485 | $ (227,145) | $ 15,440 |

The accompanying notes are an integral part of the financial statements.

**PRISMA & COMPANY**

**STATEMENT OF CASH FLOWS**

**For the Year Ended December 31, 2001**

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $(40,099) | |
| Cash Provided by Operating Activities | | (40,099) |
| Cash Flows from Financing Activities: | | |
| Proceeds from additional paid-in-capital | $ 32,500 | |
| Cash Provided by Financing Activities | | 32,500 |
| Increase in cash and cash equivalents | | (7,599) |
| Cash and cash equivalents at the beginning of the year | | 23,039 |
| Cash and cash equivalents at the end of the year | | $ 15,440 |

The accompanying notes are an integral part of the financial statements.

## PRISMA & COMPANY

## NOTES TO FINANCIAL STATEMENTS

1. Organization

The Company was incorporated on June 20, 1996 as Prisma and Company under the laws of the State of Illinois. The Company is currently registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.; and as a Commodity Trading Advisor with the National Futures Association.

2. Capital Stock

The authorized capital stock of the Company is comprised of one class of common stock: Class A (voting stock), no par value, 100 shares authorized.

3. Minimum Capital Requirements

The Company is subject to the minimum capital requirements pursuant to the regulations under the Commodity Exchange Act, as amended, and the minimum net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. At December 31, 2001, the applicable minimum capital requirements had been exceeded.

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2001

| | Computation of Company in Unaudited Filing | | Difference Add (Deduct) | | Computation of Company Based on Audited Filing | |
|---|---|---|---|---|---|---|
| 1. Total ownership equity | | $ 15,440 | | $ - 0 - | | $ 15,440 |
| 2. Deduct: Ownership equity not allowable for net capital | | - | | - | | - |
| 3. Total Ownership equity qualified not net capital | | $ 15,440 | | $ - 0 - | | $ 15,440 |
| 4. Add: | | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - | | - | | - |
| B. Other (deductions) or allowable credits | | - | | - | | - |
| 5. Total capital and allowable subordinated liabilities | | $ 15,440 | | $ - 0 - | | $ 15,440 |
| 6. Deductions and/or charges: | | | | | | |
| A. Total nonallowable assets | $ - | | - | - | $ - | |
| 1. Additional charges for customers' and noncustomers' security accounts | - | | - | | - | |
| B. Aged fail-to-deliver: | | | | | | |
| 1. Number of items | - | | - | | - | |
| C. Aged short security differences less: | | | | | | |
| 1. Reserve | | | | | | |
| 2. Number of items | - | | - | | - | |
| D. Secured demand note deficiency | - | | - | | - | |
| E. Commodity futures contracts and spot commodities proprietary capital charges | - | | - | | - | |
| F. Other deduction and/or charges | - | | - | | - | |
| G. Deductions for accounts carried under Rule 15c(3-1)(a)(6), (a)(7) and (c)(2)(x) | - | - | | $ - 0 - | - | - |
| 7. Other additions and/or allowable credits | - | - | - | - | - | - |
| 8. Net capital before haircuts on securities positions | | $ 15,440 | | $ - 0 - | | $ 15,440 |

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING

As of December 31, 2001

| | Computation of Company in Unaudited Filing | | Difference Add (Deduct) | | Computation of Company Based on Audited Filing | |
|---|---|---|---|---|---|---|
| 9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-(f): | | | | | | |
| A. Contractual securities commitments | - | | - | | - | |
| B. Subordinated securities borrowings | - | | - | | - | |
| C. Trading and investment securities: | | | | | | |
| 1. Bankers' acceptances, certificates of deposit and commercial paper | - | | - | | - | |
| 2. U.S. and Canadian government obligations | - | | - | | - | |
| 3. State and municipal government obligations | - | | - | | - | |
| 4. Corporate obligations | - | | - | | - | |
| 5. Stocks and warrants | - | | - | | - | |
| 6. Options | - | | - | | - | |
| 7. Arbitrage | - | | - | | - | |
| 8. Other securities | - | | - | | - | |
| D. Undue concentration | - | | - | | - | |
| E. Other | - | - | - | | - | - |
| 10. Net Capital | | $ 15,440 | | $ - 0 - | | $ 15,440 |

Computation of Basic Net Capital Requirement

| | Computation of Company in Unaudited Filing | Difference Add (Deduct) | Computation of Company Based on Audited Filing |
|---|---|---|---|
| 11. Minimum net capital required 6-2/3% of total aggregate indebtedness. | $ - 0 - | $ - | $ - 0 - |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | $ 5,000 | $ - | $ 5,000 |
| 13. Net capital requirement | $ 5,000 | $ - | $ 5,000 |
| 14. Excess net capital | $ 10,440 | $ - | $ 10,440 |
| 15. Excess net capital or (net capital deficiency at $1,000% (line 10 less 10% of line 18) | $ 15,440 | $ - | $ 15,440 |

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2001

| Computation of Aggregate Indebtedness | Computation of Company in Unaudited Filing | | Difference Add (Deduct) | | Computation of Company Based on Audited Filing |
|---|---|---|---|---|---|
| 16. Total A.I. Liabilities | | $ - 0 - | | | - 0 - |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | - | | - | - | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | - | | - | - | |
| C. Other unrecorded amounts | - | - | | | - |
| 18. Total aggregate indebtedness | | $ - 0 - | - 0 - | | $ - 0 - |
| 19. Percentage of aggregate indebtedness to net capital | | 0% | | | 0% |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 0% | | | 0% |

PRISMA & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AND

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2001

---

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

**PRISMA & COMPANY**

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

AVAILABLE FOR PUBLIC INSPECTION

**JEFFREY BAER & ASSOCIATES, LTD.**
Certified Public Accountants